Attention Business Editors: Scotiabank to cancel the secondary listing of its common shares on the London Stock Exchange

TORONTO, Feb. 27 /CNW/ - Scotiabank announced that it intends to cancel the secondary listing of its common shares (BNV) from the Official List of UK Listing Authority and from the London Stock Exchange (“London Listing”) with effect from the close of business on March 22, 2004.

The action was based on the low trading volumes on that Exchange, which did not justify the costs and efforts entailed with maintaining the listing. This action will have minimal implications for Scotiabank shareholders in the United Kingdom and Europe. The common shares will continue to be listed on the Toronto Stock Exchange and the New York Stock Exchange, which will provide on going liquidity to Scotiabank shareholders.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$286 billion in assets (as at October 31, 2003) Scotiabank trades on the Toronto (BNS), and New York (BNS) Stock Exchanges. For more information, please visit www.scotiabank.com.

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/For further information: Robert L. Brooks, Senior Executive
Vice-President, Treasury & Operations, Scotiabank, (416) 866-6163; Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625/ (BNS. BNS)

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